Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On April 8, 2009, CF Industries Holdings, Inc. (“CF”) used the following materials, as well as the investor presentation previously filed by CF in its Rule 425 filing dated March 30, 2009, in connection with meetings related to its 2009 Annual Meeting of Stockholders:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF April 2009

Certain statements contained in this presentation may constitute “forward-looking statements”. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009 . CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

Table of Contents Overview of CF Industries Election of Directors

Overview of CF Industries Overview CF Industries manufactures and distributes nitrogen and phosphate fertilizer products in North America The company was founded in 1946 as a co-operative and converted to a common stock company in August 2005 when it completed its IPO Headquartered in Deerfield, Illinois Senior Management CEO – Stephen R. Wilson CFO – Anthony J. Nocchiero 2008A Revenue Mix Phosphate Nitrogen 66% 34%

Nitrogen – World Class and Flexible 6.4 million tons of existing capacity increasingly valuable at time when high capital costs have limited nitrogen supply response

A Leading Integrated Phosphate Producer Integrated phosphate business in Central Florida Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 23 years of proven reserves – 14 fully permitted (12/31/08) 100% self-sufficient in Phosphate rock

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate – a potential plus if ‘tight’ spring market emerges Fertilizer Intensity Donaldsonville Medicine Hat Low High

Financial Summary Selected Financial Statistics ($Bn, except per share amounts) Market Statistics (as of 4/6/09): Share Price $72.71 Market Capitalization $3.6 Financial Performance: 2007A 2008A Revenue $2.8 $3.9 EBITDA 0.6 1.2 EPS $6.71 $12.39 Share Price Performance Since CF IPO CF: $72.71 + 349% Global Fertilizer Peers (1) $36.47 + 125% Note: (1) Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara. Rebased to CF share price on 8/11/2005 of $16.20 $ / Share 0 30 60 90 120 150 180 8/05 1/06 6/06 12/06 5/07 10/07 3/08 9/08 4/09

Demonstrated Commitment to Creating Value for CF Shareholders CF has generated significant value for stockholders since its IPO in August, 2005 Highest share price appreciation and total shareholder return among public global fertilizer companies Maintained exclusive focus on fertilizer manufacturing with outstanding operational execution Maintained discipline during recent sector transactions while sector was at peak valuations Demonstrated commitment to returning capital to shareholders Executed a $500MM accelerated share repurchase during November, 2008 Repurchased ~15% of our then outstanding common shares at ~$59/ share -- Board believed shares were at a significant discount to intrinsic value and repurchase was an efficient means to return capital to stockholders seeking liquidity

Table of Contents Overview of CF Industries Election of Directors

The CF Board Is Comprised of Highly Qualified and Engaged Directors Directors are accomplished executives with significant public board and executive management experience Board members have a variety of backgrounds in core areas relevant to operations, including agriculture, manufacturing, energy and chemicals Board closely monitors development and execution of strategy Board is actively involved in guiding the direction of the Company: KEYTRADE acquisition, Peru nitrogen project, accelerated share repurchase, Terra initiative, Agrium response, leadership development, etc.

Strong Corporate Governance Board comprised of 8 directors, a majority of which are independent Board has audit, compensation and corporate governance and nominating committees comprised solely of independent directors Corporate governance and nominating committee met 5 times in 2008 Board and its committees convene frequently with high attendance rate In 2008, Board held 7 meetings and each committee met at least 5 times and up to 9 times All directors attended 75% or more of the Board meetings or those committees of which they are members

Strong Corporate Governance (cont’d) Non-management directors meet in executive session at every meeting without management; independent directors meet alone in executive session at least once a year Lead independent director works closely with management to set Board agendas CEO does not serve on board of any other company Only 3 directors hold additional directorships

Overview of CF’s Board of Directors Director since August 2005 CEO of GROWMARK, Inc. since 1998 From 1998 to 2005, Mr. Davisson served as a member of the board of directors of CF Industries, Inc., and he was Chairman of CF Industries, Inc. from 2002 to 2004 61 William Davisson Term: 2011 Director since August 2005 Controller of General Motors from 1992 to 2002 and held several executive positions in finance at GM over a 43-year career Senior Vice President of finance of Collins & Aikman Corporation Also a Director of Columbus McKinnon Corporation 70 Wallace W. Creek Term: 2011 Director since August 2005 Chairman of Actuant Corporation since 2001 and President and CEO since 2000 Previously held various financial positions with Applied Power, Inc., Grabill Aerospace, Farley Industries, and Grant Thornton Also a Director of FMI Common Stock Fund, Inc., FMI Funds, Inc., and FMI Mutual Funds, Inc. 49 Robert C. Arzbaecher Term: 2010 Director since April 2005 and Chairman since July 2005 President and CEO of CF since October 2003 Joined CF in 1991 as Senior Vice President and CFO Previously with Inland Steel Industries, Inc. 60 Stephen R. Wilson Term: 2011 Background Age Name

Overview of CF’s Board of Directors (cont’d) Director since August 2005 Served as Chairman, CEO, and President of Georgia Gulf Corporation from 2001 to 2008 Previously held various manufacturing and executive positions with Georgia Gulf, and various manufacturing and engineering positions with Georgia-Pacific Corporation, Allied Chemical Corporation, and the Aluminum Company of America 62 Edward A. Schmitt Term: 2010 Director since August 2005 President and CEO of CHS Inc. (formerly Cenex Harvest States) since 2000 Served as a Director of CF Industries, Inc. from 2000 to 2005 and as Chairman of CF Industries, Inc. from 2004 to 2005. Joined Harvest States, a predecessor to CHS, in 1976, and served as president and CEO from 1995 to 1998 and as General Manager and President of CHS from 1998 to 2000 60 John D. Johnson Term: 2009 Director since August 2005 and serves as lead independent Director Chairman of Sigma-Aldrich Corporation since January 2001 Served as CEO of Sigma-Aldrich from 1999 to 2005 and as its COO from 1986 to 1999 Previously served in various executive positions at Aldrich Chemical Company Has served as a Director of Sigma-Aldrich since 1981 69 David R. Harvey Term: 2009 Director since July 2007 Served as President and COO of Dynegy Inc. from August 2005 until December 2007 Previously served as Executive Vice President of Dynegy’s previously owned natural gas liquids business segment and as President of Warren Petroleum Company Served in positions of increasing responsibility at Chevron 61 Stephen A. Furbacher Term: 2009 Background Age Name = Directors up for re-election at 2009 annual meeting

AGU’s Offer Is At a Low Premium and Is Grossly Inadequate On 2/24, CF shares closed at $55.58, CF shares would likely have been trading $2-$3 a share higher absent significant short interest in the stock resulting from merger arbitrage for TRA transaction On 2/25 (pre-open) Agrium (“AGU”) announced a proposal to acquire CF; 1 AGU share + $31.70 in Cash for a nominal value of $72.00 On 3/9 CF’s Board rejected AGU’s offer as grossly inadequate and not in the best interests of CF shareholders On 3/27 (pre-open) AGU increased the cash portion of its offer from $31.70 to $35.00 and the value of AGU’s offer closed at $73.34 From 2/24 to 3/27, shares of the global peers increased ~13%. Based on this, CF shares would likely have been trading between $65 and $66 on 3/27. As a result, the effective premium for the revised offer was only 11% to 13% On 3/30 CF’s Board rejected AGU’s offer as grossly inadequate and not in the best interest of CF shareholders Notes: (1) Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara Illustrative CF Share Price CF share price prior to 2/25 Illustrative CF share price performance since 2/24/2009, based on performance of Global Fertilizer Peers (1) plus $3 adjustment 1/15/09: CF bids for TRA 2/25/09: AGU bids for CF $73 3/27/09: AGU revises Offer Market value of AGU Offer $66 40 45 50 55 60 65 70 75 1/14 1/22 1/29 2/5 2/12 2/20 2/27 3/6 3/13 3/20 3/27